Coloplast

Ostomy care
Urology & Continence care
Wound & Skin care
Breast care

RECEIVED

Securities and Exchange Commissions
Divisions of Corporate Finance
450 Fifth Street
Washington, D.C. 20549
USA

2 april 2007
DKGUJ/GUJ

Coloplast A/S
Holtedam 1
3050 Humlebæk
Tel: +45 49 11 11 11
www.coloplast.com
CVR-nr. 69749917

07022548

SUPPL

Gunilla Jensen
Executive Secretary

Corporate Communications

Dir. tlf. +4549113621
Mobil +4530853621
Fax +4549111555
dkguj@coloplast.com

2 April 2007

Dear Sirs,

SEC File Number 82-34793

This information is furnished pursuant to Rule 12g3-2(b).

Please find enclosed information to the Copenhagen Stock Exchange No. 6/2007.

Yours sincerely,
Coloplast A/S

Gunilla Jensen
Corp. Communications & IR

PROCESSED
APR 16 2007
THOMSON FINANCIAL

Encl.

Stock Exchange Announcement no. 6/2007
2 April 2007

Coloplast has completed the divestment of its Breast Care business unit

Coloplast's divestment of its Breast Care business unit to Granville Baird Capital Partners Advisors Limited is completed.

The Breast Care business unit includes the legal entity Amoena Medizin-Orthopädie-Technik GmbH and certain breast care activities performed by Coloplast A/S and its subsidiaries.

The transaction will result in non-recurring income of around DKK 440m, which will be included in the interim financial statement due 15 May, 2007. The results of Breast Care will be included in the interim financial statement as net profit from discontinued operations. Comparative figures will be restated before the interim financial statement.

All terms and estimates remain as stated in Coloplast's stock exchange announcement of 12 February 2007.

Sten Scheibye
President, CEO

Further information

Investors and financial analysts
Jørgen Fischer Ravn
Head of Investor relations
Tel. +45 3085 1308
E-mail: dkjfr@coloplast.com

Press and the media
Jens Tovborg Jensen
Head of Media relations
Tel. +45 3085 1922
E-mail: dkjto@coloplast.com

This announcement is available in a Danish and an English language version. In the event of discrepancies, the Danish version shall prevail.

END